CONSENT OF QUALIFIED PERSON

December 19, 2013

I, Robert F. Brown, P. Eng., do hereby consent to the public filing of the report titled “NI 43-101 Report on the Guanajuato Mine Complex Mineral Resource Estimation for the Guanajuatito, Valenciana, Cata, Los Pozos, Santa Margarita, San Cayetano & Promontorio Zones, as of July 31, 2013 (the “Technical Report”) prepared for Great Panther Silver Limited and dated November 26, 2013 (effective date July 31, 2013), and extracts from, or the summary of, the Technical Report in the press release of Great Panther Silver Limited dated December 3, 2013 (the “Press Release”).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

“Robert F. Brown”
Robert F. Brown, P. Eng.
Vice President, Exploration

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